Exhibit 99.2

Hello Everyone,

I am Ellis Reese, and I work as a specialist on the Masterworks art acquisitions team.

I am pleased to share our most recent offering, “Gleaners,” by provocative British street artist, Banksy.

Banksy has been featured in Time magazine’s, “Top 100 Influential People,” as well as nominated for an Academy Award of Best Documentary Feature for his film, “Exit Through the Gift Shop.” In 2021, Banksy ranked 8th among all artists with total auction sales of over $205 million.

To date, our acquisitions team has been offered over 165 works by Banksy from across the globe. Of these works, this is 1 of only 6 that we have carefully curated to be offered on our platform.

“Gleaners” relates to two earlier series by the artist, known as “Remixed Masterpieces,” inspired by well-known works by artists like Claude Monet and Vincent Van Gogh and, “Modified Oils,” where reproductions sourced from flea markets are altered through overpainting. The Painting is based on French artist Jean-François Millet’s 1857 masterpiece, “The Gleaners,” currently in the collection of the Musée d’Orsay in Paris.

This work is one of only about 100 other works by Banksy to be included in the important 2009 exhibition, “Banksy versus Bristol Museum,” which attracted over 300,000 visitors. Artworks included in the “Banksy versus Bristol Museum” show have cumulatively achieved sales in excess of $60 million at auction. “Devolved Parliament” sold for the GBP equivalent of over $12.2 million in London in October 2019 and “Subject to Availability” sold for the GBP equivalent of over $6.3 million in London in June 2021.

Prices for “Remixed Masterpieces,” “Modified Oils” and “vandalized” paintings hand-painted or modified by Banksy have increased at an estimated annualized price appreciation of 22.8% from 2007 to March 2022.

Overall, Masterworks’ “track record” across all of our investment vehicles is 14.3%, net of fees, on an annualized basis through March 31st, 2022.

Please remember, investing involves risk and past price performance is not indicative of future results. Before investing, be sure to carefully review our Offering Circular and see important Regulation A disclosures available at masterworks dot io slash cd. Thank you.